SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 11-K




X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                   For the transaction period from       to


                       Commission file Number 0-27782

              THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(K) PLAN
                          (Full Title of the Plan)

                   DIME COMMUNITY BANCSHARES, INC.
                   209 Havemeyer Street, Brooklyn, NY  11211
                   (Name of issuer of the securities held pursuant to the plan
                   and the address of its pri   n    cipal executive office.)

      Registrant's telephone number, including area code: (718) 782-6200

ITEM 1                                                                             PAGE

INDEPENDENT AUDITORS' REPORT                                                       3
FINANCIAL STATEMENTS FOR THE YEARS ENDED
  DECEMBER 31, 1998 AND 1997:

     Statements of Net Assets Available for Plan Benefits                          4
     Statements of Changes in Net Assets Available for Plan Benefits
       with Supplemental Information by Fund for the years ended
       December 31, 1998 and 1997                                                  5-6

     Notes to Financial Statements                                                 7-11

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1998 AND FOR
   THE YEAR THEN ENDED:

     Item 27(a) - Schedule of Assets Held for Investment Purposes                  12

     Item 27(d) - Schedule of Reportable Transactions                              13

SIGNATURES                                                                         14

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
 the Dime Savings Bank of Williamsburgh:

We have audited the accompanying statements of net assets available for plan benefits of the Dime Savings Bank of Williamsburgh 401(k) Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Plan's net assets available for plan benefits as of December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information by fund in the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis of the basic financial statements rather than to present information regarding changes in net assets available for plan benefits of the individual funds. The accompanying supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information by fund and such supplemental schedules are the responsibility of the Plan's management, and have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

The supplemental schedule of reportable transactions that accompanies the Plan's financial statements does not disclose the historical cost of certain plan assets sold during 1998. Disclosure of this information is required by the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974.

/s/ DELOITTE & TOUCHE LLP


June 23, 1999

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------

                                                                                   AT DECEMBER 31,
                                                                             --------------------------
                                                                          1998                            1997
INVESTMENTS, AT FAIR VALUE (Notes 1(e), and 2(c)):                  ----------------                 ---------------
   Fixed income funds:
     Short Term Investment Fund <Fa> <Fb>                                 $1,666,284                      $1,200,617
     Intermediate Term Bond Fund                                             407,465                         396,694
     Actively Managed Bond Fund                                              457,130                         451,458
                                                                    ----------------                 ---------------
       Total fixed income funds                                            2,530,879                       2,048,769
                                                                    ----------------                 ---------------
   Equity funds:
     Core Equity Fund <Fa> <Fb>                                              922,142                         864,607
     Value Equity Fund                                                       305,045                         286,928
     Emerging Growth Equity Fund                                             406,262                         480,780
     International Equity Fund                                               127,379                         117,978
                                                                    ----------------                 ---------------
        Total equity funds                                                 1,760,828                       1,750,293
                                                                    ----------------                 ---------------
   Dime Community Bancshares, Inc. Common Stock Fund <Fa> <Fb>
     Common stock investment                                               4,346,801                       5,507,649
     Short-term investment                                                   142,611                         113,193
                                                                    ----------------                 ---------------
   Total Dime Community Bancshares, Inc. Common Stock Fund                 4,489,412                       5,620,842

   Participant Loans Receivable <Fa>                                         486,904                         423,044
                                                                    ----------------                 ---------------
TOTAL INVESTMENTS                                                          9,268,023                       9,842,948
CASH                                                                             240                           7,411
                                                                    ----------------                 ---------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                                    $9,268,263                      $9,850,359
                                                                    ================                 ===============

<Fa> Represents 5% or more of the net assets available for Plan benefits at
December 31, 1998.
<Fb> Represents 5% or more of the net assets available for Plan benefits at
December 31, 1997.

See accompanying notes to financial statements.

                                        THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(K) PLAN
                             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH INFORMATION BY FUND
                                                  YEAR ENDED DECEMBER 31, 1998
----------------------------------------------------------------------------------------------------------------------------------
                                                  Information by Fund
----------------------------------------------------------------------------------------------------------------------------------
                                                                                          DIME
                                                                                         COMMUNITY
               SHORT  INTERMEDIATE ACTIVELY                    EMERGING                 BANCSHARES
               TERM      TERM      MANAGED    CORE     VALUE   GROWTH    INTERNATIONAL    INC.      PARTICIPANT
            INVESTMENT   BOND       BOND     EQUITY    EQUITY  EQUITY       EQUITY     COMMON STOCK    LOANS     CASH      1998
               FUND      FUND       FUND      FUND      FUND    FUND         FUND       FUND<Fa>    RECEIVABLE  BALANCE    TOTAL
             --------  ---------   --------- -------- -------- --------- ------------- ----------  -----------  -------  ---------
ADDITIONS:
Investment
 income:
Net
 apprecia-
 tion (de-
 preciation
 in fair
 value of
 invest-
 ments        $64,812    $25,828     $36,220 $208,676  $47,950  $(30,174)      $16,903  $(669,738)          -        -   $(299,523)
Interest
 income        12,029      1,587       2,049    7,405    2,731     4,926         1,680     10,951           -        -      43,358
Adminis-
 trative
 expenses      (1,021)      (523)       (735)  (2,153)    (513)     (895)         (338)    (1,740)          -        -      (7,918)
             --------  ---------   --------- -------- -------- ---------   ----------- ----------  -----------  -------  ---------
               75,820     26,892      37,534  213,928   50,168   (26,143)       18,245   (660,527)          -        -    (264,083)
             --------  ---------   --------- -------- -------- ---------   ----------- ----------  -----------  -------  ---------
Participant
 loan
 activity:
  Loan
   disburse-
    ments     (45,074)   (15,781)    (24,768) (89,439) (22,034)  (37,017)       (9,159)   (43,533)    $286,805       -          -
  Loan re-
   payments    34,786      5,458       5,783   48,642   11,838    26,610         7,355     56,091     (196,563)      -          -
             --------  ---------   --------- -------- -------- ---------   ----------- ----------  -----------  -------  ---------
              (10,288)   (10,323)    (18,985) (40,797) (10,196)  (10,407)       (1,804)    12,558       90,242       -          -
             --------  ---------   --------- -------- -------- ---------   ----------- ----------  -----------  -------  ---------
  Total
  additions,
   net         65,532     16,569      18,549  173,131   39,972   (36,550)       16,441   (647,969)      90,242       -    (264,083)
             --------  ---------   --------- -------- -------- ---------   ----------- ----------  -----------  -------  ---------
DEDUCTIONS:
Participant
  distri-
   butions    (92,072)    (6,020)    (13,050) (87,321)  (9,306)  (11,697)       (7,224)   (64,941)     (26,382)      -    (318,013)
Forfeitures     1,005        231         227    1,478      835       962           226      2,207           -   ($7,171)       -
             --------  ---------   --------- -------- -------- ---------   ----------- ----------  -----------  -------  ---------
Total de-
 ductions,
 net          (91,067)    (5,789)    (12,823) (85,843)  (8,471)  (10,735)       (6,998)   (62,734)     (26,382)  (7,171)  (318,013)

INTERFUND
  TRANSFERS,
  NET         491,202         (9)        (54) (29,753) (13,384)  (27,233)          (42)  (420,727)          -        -          -

  Net in-
  crease
 (decrease)   465,667     10,771       5,672   57,535   18,117   (74,518)        9,401 (1,131,430)      63,860   (7,171)  (582,096)

NET ASSETS
  AVAILABLE
  FOR PLAN
  BENEFITS:
  BEGINNING
  OF YEAR   1,200,617    396,694     451,458  864,607  286,928   480,780       117,978  5,620,842      423,044    7,411  9,850,359
            ---------  ---------   --------- -------- -------- ---------   ----------- ----------  -----------  -------  ---------
END OF
 YEAR      $1,666,284   $407,465    $457,130 $922,142 $305,045  $406,262      $127,379 $4,489,412     $486,904     $240 $9,268,263
            =========  =========   ========= ======== ======== =========   =========== ==========  ===========  =======  =========

<Fa>  Fund activity includes aggregate activity of both the common stock investment and short-term investments.

See accompanying notes to financial statements.

                                        THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(K) PLAN
                             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH INFORMATION BY FUND
                                                  YEAR ENDED DECEMBER 31, 1997
----------------------------------------------------------------------------------------------------------------------------------
                                                  Information by Fund
----------------------------------------------------------------------------------------------------------------------------------
                                                                                          DIME
                                                                                         COMMUNITY
               SHORT  INTERMEDIATE ACTIVELY                    EMERGING                 BANCSHARES
               TERM      TERM      MANAGED    CORE     VALUE   GROWTH    INTERNATIONAL    INC.       PARTICIPANT
            INVESTMENT   BOND       BOND     EQUITY    EQUITY  EQUITY       EQUITY     COMMON STOCK     LOANS     CASH      1997
               FUND      FUND       FUND      FUND      FUND    FUND         FUND        FUND<Fa>     RECEIVABLE BALANCE    TOTAL
             -------- ----------   --------- -------- -------- --------- ------------- ----------    ----------- -------  ---------
ADDITIONS:
Investment
 income:
Net
 apprecia-
 tion in
 fair
 value of
 invest-
 ments        $55,729    $24,954     $41,085 $186,439  $83,541   $32,534          $906 $2,073,204             -       -  $2,498,392
Interest
 income         6,763      1,207       1,496    5,680    1,772     3,158         1,066      8,756             -       -      29,898
Adminis-
 trative
 expenses        (825)      (406)       (594)  (1,739)    (564)   (1,280)         (118)    (3,595)            -       -      (9,121)
             -------- ----------   --------- -------- -------- ---------   ----------- ----------    ----------- -------  ---------
               61,667     25,755      41,987  190,380   84,749    34,412         1,854  2,078,365             -       -   2,519,169
             -------- ----------   --------- -------- -------- ---------   ----------- ----------    ----------- -------  ---------
Contrib-
 utions:
   Employee
    rollover   23,700        893       1,339   93,295   42,535   237,020        38,299    293,236            -        -     730,317
             -------- ----------   --------- -------- -------- ---------   ----------- ----------    ----------- -------  ---------
               23,700        893       1,339   93,295   42,535   237,020        38,299    293,236            -        -     730,317
             -------- ----------   --------- -------- -------- ---------   ----------- ----------    ----------- -------  ---------
Participant
 loan
 activity:
  Loan
   disburse-
    ments     (60,204)   (16,931)    (27,643) (65,176) (23,814)  (43,179)       (3,805)   (76,380)      $317,132      -          -
  Loan re-
   payments    40,263      4,872       5,679   26,635   11,916    15,337         2,857     53,999       (161,558)     -          -
             --------  ---------   --------- -------- -------- ---------   ----------- ----------    ----------- -------  ---------
              (19,941)   (12,059)    (21,964) (38,541) (11,898)  (27,842)         (948)   (22,381)       155,574      -          -
             -------- ----------   --------- -------- -------- ---------   ----------- ----------    ----------- -------  ---------
  Total
  additions,
   net         65,426     14,589      21,362  245,134  115,386   243,590        39,205  2,349,220        155,574      -   3,249,486
             -------- ----------   --------- -------- -------- ---------   ----------- ----------    ----------- -------  ---------
DEDUCTIONS:
Participant
  distri-
   butions     (7,189)      (613)    (10,367) (41,492)  (7,385)  (22,132)       (9,478)   (19,573)        (3,066)     -    (121,295)
Forfeitures    (1,300)      (989)       (989)    (404)     (97)     (301)         (291)    (1,181)            -   $5,552         -
             --------  ---------   --------- -------- -------- ---------   ----------- ----------    ----------- -------  ---------
Total de-
 ductions,
 net           (8,489)    (1,602)    (11,356) (41,896)  (7,482)  (22,433)       (9,769)   (20,754)        (3,066)  5,552   (121,295)
TRANSFERS:
Transfers
  from
  Pioneer
  Savings
  Bank, FSB
  Tax
  Deferral
  Savings
  Plan          9,954     24,360      61,842  214,796   40,131    88,677            -          -           8,091      -     447,851
Interfund
  transfers,
  net          26,709    169,505     166,423 (127,691)(127,137) (163,245)      (16,998)    72,434             -       -          -
             --------  ---------   --------- -------- -------- ---------   ----------- ----------    ----------- -------  ---------
  Total
  transfers    36,663    193,865     228,265   87,105  (87,006)  (74,568)      (16,998)    72,434          8,091      -     447,851

  Net in-
  crease       93,600    206,852     238,271  290,343   20,898   146,589        12,438  2,400,900        160,599   5,552  3,576,042

NET ASSETS
  AVAILABLE
  FOR PLAN
  BENEFITS:
  BEGINNING
  OF YEAR   1,107,017    189,842     213,187  574,264  266,030   334,191       105,540  3,219,942        262,445   1,859  6,274,317
            --------- ----------   --------- -------- -------- ---------   ----------- ----------    ----------- -------  ---------
END OF
 YEAR      $1,200,617   $396,694    $451,458 $864,607 $286,928  $480,780      $117,978 $5,620,842       $423,044  $7,411 $9,850,359
            ========= ==========   ========= ======== ======== =========   =========== ==========    =========== =======  =========

<Fa>  Fund activity includes aggregate activity of both the common stock investment and short-term investments.

See accompanying notes to financial statements.

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------
1.  DESCRIPTION OF PLAN

    The following is a brief description of the Dime Savings Bank of Williamsburgh 401(k) Plan (the "Plan"). This description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

    a. GENERAL - The Plan is a defined contribution plan. Effective July 1, 1991, the Plan was amended to add a 401(k) feature. Under this feature, eligible full-time employees of Dime Savings Bank of Williamsburgh (the "Bank") are permitted to make pretax contributions to the Plan which, prior to May 31, 1996, were matched to a certain extent by contributions of the Bank. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 ("ERISA").

         On June 26, 1996, the Bank completed a plan of merger (the "Merger") with Conestoga Bancorp, Inc. ("Conestoga"), the holding company for Pioneer Savings Bank, F.S.B. ("Pioneer"). In accordance with the terms of the merger agreement, officers and employees of Pioneer who became employees of the Bank, were entitled to participate in the Plan. These employees were treated as new employees of the Bank for purposes of the Plan. The Plan was amended effective June 12, 1996, in order to provide credit, for purposes of vesting and eligibility, to participants for service with Pioneer to the extent that such service was recognized for similar purposes under Pioneer's 401(k) Plan.

    b. ELIGIBILITY AND PARTICIPATION - Participation in the Plan is voluntary. An employee shall become an eligible employee if he or she has completed a period of service of at least one year, and is a salaried employee.

         An employee is not an eligible employee if he or she is compensated principally on an hourly, daily, commission, or retainer basis, or has waived any claim to membership in the Plan.

    c. CONTRIBUTIONS - Prior to January 1, 1997, participants were permitted to elect to contribute from 1% to 9% of their total annual compensation, not to exceed $150,000, to the Plan and the Bank made matching and discretionary contributions. Effective May 31, 1999, the Plan was amended whereby Bank contributions were no longer permitted, and effective January 1, 1997, the Plan was amended whereby participant contributions were no longer permitted. The elimination of participant and Bank contributions to the Plan resulted from participants receiving virtually all of their allowable benefits under
         Section 415 of the Internal Revenue Code from other tax qualified benefit plans of the Bank or its parent, Dime Community Bancshares, Inc. (the "Company").

         During the year ended December 31, 1997, rollover contributions totaling $730,317 were received from Plan participants who were former participants of the Employee Stock Ownership Plan of Conestoga Bancorp, Inc.

    d. VESTING - Participant contributions and earnings thereon are nonforfeitable. Participants' rights to Bank contributions vest based upon the number of years of service during which the employee is a participant in the Plan. The vesting schedule is as follows:

             NUMBER OF YEARS OF SERVICE         VESTED PERCENTAGE

                Less than 2 years                       0%
                Less than 3 years                      25
                Less than 4 years                      50
                Less than 5 years                      75
                5 or more years                       100

    e. INVESTMENTS - Information concerning plan investments is described in the following paragraphs.

           TRUST FUNDS MANAGED BY RETIREMENT SYSTEM GROUP INC.("RSI") - Under the terms of a trust agreement with RSI, formerly known as Retirement System for Savings Institutions, the Plan participates in certain trust funds managed by RSI. The trust agreement provides for the continued operation of RSI as an open-end management investment company under the Investment Company Act of 1940. RSI consists of two groups of investment funds - the Fixed-Income funds, which are invested in fixed income investments with limited equity holdings, and the Equity funds, which permit a higher percentage of plan funds to be invested in common stocks. As of December 31, 1998 and 1997, there were seven investment funds. The funds currently consist of (i) four Equity funds: (a) Core Equity Fund, (b) Value Equity Fund (c) Emerging Growth Equity Fund and (d) International Equity and (ii) three Fixed Income funds: (a) Short Term Investment Fund, (b) Intermediate Term Bond Fund and (c) Actively Managed Bond Fund. The Plan has elected to belong to both the Fixed-Income funds and the Equity funds for which RSI has sole discretionary authority concerning purchases and sales of investments therein.

           DIME COMMUNITY BANCSHARES, INC. COMMON STOCK FUND - On June 26, 1996, the Bank converted from a federally chartered mutual savings bank to a federally chartered stock savings bank and all of its outstanding capital stock was acquired by the Company. The Company issued approximately 14.5 million shares of common stock in a Subscription and Community offering. The Plan was able to participate in this conversion.

           Pursuant to a plan amendment dated February 8, 1996, eligible employees of the Bank who were participants in the Plan immediately prior to the consummation of the Conversion, and former employees and beneficiaries of deceased former employees who have an account under the Plan were offered an opportunity to invest all or a portion of their accounts in common stock issued in connection with the Conversion by electing to transfer amounts therein that are currently invested in other funds into a newly established fund, the Dime Community Bancshares, Inc. Common Stock Fund (the "DCB Stock Fund"), which currently invests solely in the common stock of the Company, with excess cash invested in short-term money market investments. On June 26, 1996, approximately $2,092,000 was transferred to the DCB Stock Fund to purchase shares of the Company's common stock issued in the Conversion.

         Transfers between investment alternatives and rollover contributions to the Plan are placed in any of the above funds in multiples of 1%, at the election of the participant.

    f. DEATH, RETIREMENT AND DISABILITY BENEFITS - The unvested portion of the remainder of the accumulated share of a participant's account shall become fully vested immediately upon attainment of age 65, or, if earlier, upon the termination of the participant's membership by reason of death, disability or retirement.

         A participant is eligible for early retirement benefits upon attaining age 60 or a combined aggregate of 30 or more years of vested service with a participating bank. In addition to any one of the two criteria, participant must complete five years of creditable service. Effective March 1, 1997, the Plan was amended to permit former Pioneer 401(k) Plan participants early retirement as early as the first day of the month on or after attaining age 55. This amendment was made to provide these participants substantially similar benefits as had existed under the Pioneer 401(k) Plan.

    g. WITHDRAWAL OF FUNDS - On termination of service, a participant may elect to receive either a lump-sum amount equal to the vested balance of his or her account, or annual installments limited to a ten-year period.

    h. LOANS TO PARTICIPANTS- Loans are permitted, subject to current IRS statutes and regulations. Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000. Prior to June 11, 1998, participants were permitted no more than one outstanding loan at any time. The Plan was amended, effective June 11, 1998, whereby participants are now permitted a maximum of two outstanding loans at any time. Interest charged is fixed for the entire term of the loan and is based upon the prime rate as published in the Wall Street Journal on the date the loan is requested, increased by 1% and rounded to the nearest 1/4 of 1%. The maximum loan term for the purchase of a principal residence may not exceed ten years and loans for any other reason may not exceed five years. The loans are secured by the balances in the participant's account. Loan repayments are made by automatic payroll deduction.

    i. FORFEITURES - If a participant is not fully vested and terminates his or her employment, the units representing the nonvested portion of his or her account shall constitute forfeitures. Forfeitures are treated as Bank contributions and are applied to reduce the amount of subsequent Bank contributions otherwise required to be made.
         Effective January 1, 1997, the Plan was amended whereby forfeitures are allocated to participants, on a pro rata basis, based upon their before-tax contribution accounts.

    j. PLAN TERMINATION - Although the Bank has not expressed any intent to terminate the Plan, it has the right to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become 100% vested in their individual account balances (including the Bank's contributions) at the termination date.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The accompanying financial statements have been prepared in accordance with generally accepted accounting principles. The significant accounting policies followed by the Plan are as follows:

    a. BASIS OF PRESENTATION - The accompanying financial statements have been prepared on the accrual basis and present the net assets available for plan benefits and changes in those net assets.

    b. USE OF ESTIMATES - The preparation of the financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits as well as the reported amounts of changes in net assets available for plan benefits. Actual results could differ from those estimates.

    c. INVESTMENTS - The Plan's investments are carried at fair value. The Plan's investments in the funds of RSI consist of units of beneficial interest in the funds in which the Plan participates.

         The Plan's proportionate share of the value of the underlying securities comprising each fund's net assets is based upon the number of units held. The investment in the DCB stock fund is carried at fair value based upon the closing price of the Company's common stock as quoted in the Wall Street Journal.

         Employee loans receivable are carried at face value, which approximates fair value.

         Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis.

    d. INVESTMENT INCOME - Investment income recognized by the Plan includes current earnings from investments, net gains or losses realized from the sale of investments, and the net change in the unrealized appreciation or depreciation in the funds' assets.

    e. ALLOCATED EXPENSES - The Bank will pay the ordinary expenses of the Plan and compensation of the Trustees to the extent required, except that any expenses directly related to the Plan, such as transfer taxes, brokers' commissions, registration charges, or administrative expenses of the Trustees, shall be paid from the Plan or from such investment account to which such expenses directly relate. The Bank may charge employees all or part of the reasonable expenses associated with withdrawals and other distributions, loans or account transfers.

    f. RECLASSIFICATIONS - Certain reclassifications have been made in the prior year financial statements to conform to reporting practices followed in the current year.

3.  UNIT ACTIVITY FOR TRUST FUNDS MANAGED BY RSI

    Changes in units of beneficial interest of the trust funds managed by RSI from January 1, 1998 to December 31, 1998 were as follows:

                                                                FIXED-INCOME FUNDS
                                                    -----------------------------------------------------
                                                                            UNIT
                                                     UNITS                  VALUE              FAIR VALUE
   Short Term Investment Fund:
     Ending                                          73,827.38             $22.57              $1,666,284
     Beginning                                       55,868.64              21.49               1,200,617
                                                   -----------           --------             -----------
     Net increase                                    17,958.74              $1.08                $465,667
                                                   ===========           ========             ===========
   Intermediate Term Bond Fund:
     Ending                                          11,889.85             $34.27                $407,465
     Beginning                                       12,350.37              32.12                 396,694
                                                   -----------           --------             -----------
     Net increase (decrease)                           (460.52)             $2.15                 $10,771
                                                   ===========           ========             ===========
   Actively Managed Bond Fund:
     Ending                                          12,106.20             $37.76                $457,130
     Beginning                                       12,958.04              34.84                 451,458
                                                   -----------           --------             -----------
     Net increase (decrease)                           (851.84)             $2.92                  $5,672
                                                   ===========           ========             ===========

                                                                        EQUITY FUNDS
                                                     -----------------------------------------------------
Core Equity Fund:
     Ending                                           9,682.29             $95.24                $922,142
     Beginning                                       11,424.51              75.68                 864,607
                                                   -----------           --------             -----------
     Net increase (decrease)                         (1,742.22)            $19.56                 $57,535
                                                   ===========           ========             ===========
Value Equity Fund:
     Ending                                           4,480.03             $68.09                $305,045
     Beginning                                        4,968.45              57.75                 286,928
                                                   -----------           --------             -----------
     Net increase (decrease)                           (488.42)            $10.34                 $18,117
                                                   ===========           ========             ===========
Emerging Growth Equity Fund:
     Ending                                           5,974.44             $68.00                $406,262
     Beginning                                        6,569.83              73.18                 480,780
                                                   -----------           --------             -----------
     Net increase (decrease)                           (595.39)           $(5.18)                $(74,518)
                                                   ===========           ========             ===========
Emerging Growth Equity Fund:
     Ending                                           2,398.85             $53.10                $127,379
     Beginning                                        2,550.32              46.26                 117,978
                                                   -----------           --------             -----------
     Net increase (decrease)                           (151.47)             $6.84                  $9,401
                                                   ===========           ========             ===========

4.  TRANSFER OF ASSETS FROM PIONEER SAVINGS BANK, F.S.B. TAX DEFERRAL
    PLAN

    On March 31, 1997, the Pioneer Savings Bank, F.S.B. Tax Deferral Savings Plan ("Pioneer Plan") was merged into the Plan. The assets of the Pioneer Plan, which related to employee and employer contributions made prior to the Merger, totaled $447,851 at March 31, 1997.

5.  TAX STATUS

    The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code (the "Code") and is intended to be exempt from taxation under Section 501(a) of the Code. The Plan received a favorable IRS determination letter dated October 22, 1996. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan and its underlying trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

2.  SUBSEQUENT EVENT

    On  January  21,  1999,  The  Dime Savings Bank of Williamsburgh acquired
    Financial Federal Savings Bank.   On  April  15,  1999, the Financial
    Federal Savings Incentive Savings Plan in RSI Retirement Trust ("Finfed 401(k)"), with total assets of approximately $1.0 million, was merged with and into the Plan, and all individual accounts of Finfed 401(k) participants were merged into the Plan.

                                                                    SCHEDULE 1

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(K) PLAN
ITEM 27(a) SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
YEAR ENDED DECEMBER 31, 1998
-------------------------------------------------------------------------------

        (A)                 (B)                            (C)                             (D)                (E)
PARTIES IN INTEREST   IDENTITY OF ISSUER           DESCRIPTION OF INVESTMENTS              COST           CURRENT VALUE
------------------- ---------------------------  --------------------------------   ---------------- -----------------------
        Yes         RSI Retirement Trust         Core Equity
                                                    (9,682.287 units)                       $316,611                $922,142
        Yes         RSI Retirement Trust         Emerging Growth Equity
                                                    (5,974.436 units)                        321,245                 406,262
        Yes         RSI Retirement Trust         Value Equity
                                                    (4,480.032 units)                        263,336                 305,045
        Yes         RSI Retirement Trust         International Equity
                                                    (2,398.851 units)                        103,630                 127,379
        Yes         RSI Retirement Trust         Actively Managed Bond
                                                    (12,106.196 units)                       440,608                 457,130
        Yes         RSI Retirement Trust         Intermediate Term Bond
                                                    (11,889.855 units)                       401,758                 407,465
        Yes         RSI Retirement Trust         Short Term Investment
                                                    (73,827.396 units)                     1,663,331               1,666,284
        Yes         Dime Community               Common Stock Fund- Common
                      Bancshares Inc.               stock investment                       2,323,258               4,346,801

        No          Marine Midland Bank          Common Stock Fund- Short-
                                                    term investment                          142,611                 142,611


        Yes                                      Employee Loans Receivable
                                                 (80 loans with interest
                                                  rates ranging from 7.0% to
                                                  10.0% and maturities
                                                  ranging from January, 1999 to
                                                  to August, 2000                            486,904                 486,904
                                                                                    ---------------- -----------------------
                                                 Total                                    $6,463,292              $9,268,023
                                                                                    ================ =======================

                                                                     SCHEDULE 2
THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(k) PLAN
ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998
-------------------------------------------------------------------------------
Item 1 - SINGLE TRANSACTIONS

                                                                                                     CURRENT
                                                                                                    VALUE OF
                                                                                                    ASSET ON
      IDENTITY OF           DESCRIPTION        PURCHASE          SELLING           COST OF         TRANSACTION      NET GAIN
    PARTY INVOLVED           OF ASSETS           PRICE            PRICE          ASSET SOLD           DATE          OR (LOSS)
---------------------- -------------------- ---------------  ---------------- ----------------- ---------------- --------------

Marine Midland          Dime Community
  Bank Trust            Bancshares, Inc.
  Division              Common Stock Fund          $459,486                                             $459,486


Marine Midland          Dime Community
  Bank Trust            Bancshares, Inc.
  Division              Common Stock Fund                           $459,036          $610,548                       $(151,513)

Marine Midland          Dime Community
  Bank Trust            Bancshares, Inc.
  Division              Common Stock Fund                            456,161           456,161                              -


ITEM 2 - SERIES OF TRANSACTIONS

                                                                                                     CURRENT
                                                                                                    VALUE OF
                                                                                                    ASSET ON
      IDENTITY OF           DESCRIPTION        PURCHASE          SELLING           COST OF         TRANSACTION      NET GAIN
    PARTY INVOLVED           OF ASSETS           PRICE            PRICE          ASSET SOLD           DATE          OR (LOSS)
---------------------- -------------------- ---------------  ---------------- ----------------- ---------------- --------------

RSI Retirement          Short Term
  Trust <Fa>            Investment Fund            $545,475                                             $545,475

RSI Retirement          Short Term
  Trust <Fa>            Investment Fund                             $144,620         <Fb>                               <Fb>

Marine Midland          Dime Community
  Bank Trust            Bancshares, Inc.
  Division              Common Stock Fund        $1,002,479                                           $1,002,479


Marine Midland          Dime Community
  Bank Trust            Bancshares, Inc.
  Division              Common Stock Fund                         $1,324,069        $1,470,268                       $(146,199)

<Fa>  Party-in-interest.
<Fb>  The historical cost of the investments and the resulting net gain or loss are not available.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, The Dime Savings Bank of Williamsburgh (the Plan Administrator) duly caused this report to be signed on their behalf by the undersigned thereunder duly authorized.



Dated:  June 29, 1999            /s/ VINCENT F. PALAGIANO
                                ________________________________
                                Vincent F. Palagiano
                                CHAIRMAN OF THE BOARD, AND
                                  CHIEF EXECUTIVE OFFICER





Dated:  June 29, 1999            /s/ KENNETH J. MAHON
                                _________________________________
                                Kenneth J. Mahon
                                EXECUTIVE VICE PRESIDENT AND
                                  CHIEF FINANCIAL OFFICER